15027847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

NOV 25 2015

Washington DC
404

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67244 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/2014 (MM/DD/YY) AND ENDING 9/30/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eagle Fund Distributors, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**880 Carillon Parkway**
(No. and Street)

| **St. Petersburg** | **Florida** | **33716** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Richard B. Franz, II** **727-567-1000**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG, LLP**
(Name - *if individual, state last, first, middle name*)

| **100 North Tampa Street Suite 1700** | **Tampa** | **Florida** | **33602** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Eagle Fund Distributors, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Eagle Fund Distributors, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Richard B. Franz II
Chief Financial Officer

Notary Public

ASHELY L. CLINE
Notary Public - State of Florida
My Comm. Expires Nov 18, 2018
Commission # FF 177730
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**EAGLE FUND DISTRIBUTORS, INC.**
**(a wholly owned subsidiary of Eagle Asset Management, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**

**SEPTEMBER 30, 2015**

## SUMMARY OF CONTENTS

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Eagle Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eagle Fund Distributors, Inc. (the Company) as of September 30, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eagle Fund Distributors, Inc. as of September 30, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 24, 2015
Certified Public Accountants

**EAGLE FUND DISTRIBUTORS, INC.**
**(a wholly owned subsidiary of Eagle Asset Management, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**
**September 30, 2015**

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 4,372,220 |
| Receivables from affiliated mutual funds | | 1,487,756 |
| Other receivables | | 31,031 |
| Deferred income taxes, net | | 110,477 |
| Prepaid expenses and other assets | | 48,405 |
| Total assets | $ | 6,049,889 |
| **Liabilities and stockholder's equity:** | | |
| Accrued compensation, commissions and benefits | $ | 3,774,665 |
| Income taxes payable | | 28,622 |
| Payable to affiliates | | 76,107 |
| Accrued expenses and other liabilities | | 12,119 |
| Total liabilities | | 3,891,513 |
| Stockholder's equity: | | |
| Common stock; $.01 par value; authorized 100 shares; issued and outstanding 100 shares | | 1 |
| Additional paid-in capital | | 35,735,656 |
| Accumulated deficit | | (33,577,281) |
| Total stockholder's equity | | 2,158,376 |
| Total liabilities and stockholder's equity | $ | 6,049,889 |

See accompanying Notes to Statement of Financial Condition.

**EAGLE FUND DISTRIBUTORS, INC.**
**(a wholly owned subsidiary of Eagle Asset Management, Inc.)**

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**September 30, 2015**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Eagle Fund Distributors, Inc. ("EFD," "we," "our,", "ours," or "us,") is a Florida corporation and a wholly owned subsidiary of Eagle Asset Management, Inc. ("EAM" or "Parent"). EAM is a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF"). We are a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). We serve as principal underwriter for the Eagle Family of Funds (the "Funds") by promoting and soliciting orders for the purchase of shares of the Funds.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

We conform to our Parent and RJF's fiscal year end of September 30. The preparation of the Statement of Financial Condition is in conformity with United States of America ("U.S.") generally accepted accounting principles ("GAAP"), the more significant of which are summarized below.

### Accounting estimates and assumptions

The preparation of the financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

### Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

### Receivables from affiliated mutual funds

Receivables from affiliated mutual funds include receivables from the Funds for distribution fees and 12b-1 advances to financial advisors related to Class A and C share transactions. Distribution fees receivable are amounts due for marketing the Funds and are received monthly. The 12b-1 advances are collected either through quarterly 12b-1 fees received from Funds or through sales charges if shares are liquidated by the account holder within the eighteen month period from their date of purchase.

### Property and equipment

Property and equipment, which consists primarily of office furniture and equipment, are stated at cost less accumulated depreciation. Property and equipment of $9,873 is included in Prepaid expenses and other assets on the Statement of Financial Condition and has been fully depreciated. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

### Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method utilizing a benefits for losses approach.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is

determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

## NOTE 3 – RELATED PARTY TRANSACTIONS

We participate with our Parent, RJF, and affiliates in certain expense and tax sharing agreements, which result in receivables and payables to affiliates. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from our Parent, RJF, or affiliates.

The payables to affiliates on our Statement of Financial Condition at September 30, 2015 associated with the related party expense transactions as well as amounts payable to our parent for state and federal taxes is $76,107. Due to our operating losses, our Parent receives federal and state income tax benefits. Our Parent compensates us for these income tax benefits. There were no outstanding receivables from affiliates on our Statement of Financial Condition at September 30, 2015 associated with these related party transactions. The related party transactions that result in these receivables and payables are settled monthly with cash transfers.

## NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250 thousand or two percent of aggregate debit items arising from client transactions. At September 30, 2015, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. Our net capital position is as follows:

| | September 30, 2015 | |
|---|---|---|
| Net capital | $ | 1,244,870 |
| Less: Required net capital | | (250,000) |
| Excess net capital | $ | 994,870 |

## NOTE 5 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

| | September 30, 2015 | |
|---|---|---|
| Deferred tax assets: | | |
| State net operating loss carryover, net of federal tax | $ | 8,537 |
| Fixed assets | | 11,774 |
| Deferred compensation | | 31,512 |
| Accrued expenses | | 67,191 |
| Gross deferred tax assets | | 119,014 |
| Less: valuation allowance | | (8,537) |
| Total deferred tax asset, net | $ | 110,477 |

We have net operating loss carryforwards available to reduce state income tax of approximately $13,133, offset by a federal effect of $4,596. These net operating loss carryforwards expire between fiscal year 2021 and fiscal year 2023. The valuation allowance for the fiscal year ended September 30, 2015 relates to net operating losses generated from our single entity state income tax filings and management's belief that, based on our historical operating losses, projection of future losses, scheduled reversal of taxable

temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards will expire unutilized. We believe that the realization of the remaining net deferred tax asset of $110,477 is more likely than not based on the ability to net losses against consolidated taxable income of the affiliated group in accordance with the tax sharing agreement and carryback losses against prior year consolidated taxable income of the affiliated group.

We recognize no liability for unrecognized tax benefits.

We recognize the accrual of interest and penalties related to income tax matters, if any, in interest expense and other expense, respectively.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2013 for federal tax returns and fiscal year 2011 for state and local tax returns. The various audits in process are expected to be completed in fiscal year 2016.

**NOTE 6 – COMMITMENTS AND CONTINGENCIES**

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. These reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

We are not a defendant or co-defendant in any lawsuits or arbitrations at this time.

**NOTE 7 — SUBSEQUENT EVENTS**

Management has considered subsequent events reviewed through November 24, 2015. There were no subsequent events that required recognition or disclosure.

**LIFE WELL PLANNED.**

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM